Simpson Thacher & Bartlett llp
425 lexington avenue new york, ny 10017-3954
telephone: +1-212-455-2000 facsimile: +1-212-455-2502
Direct Dial Number (212) 455-3066	E-mail Address jmercado@stblaw.com

DRAFT RESPONSE LETTER FOR DISCUSSION WITH SEC STAFF

May 15, 2019

Eric McPhee

Office of Real Estate and Commodities

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:
IRSA Inversiones y Representaciones Sociedad Anónima
                              Form 20-F for the fiscal year ended June 30, 2018
                              Filed October 23, 2018
                              File No. 000-30982

Dear Mr. Telewicz:

On behalf of our client IRSA Inversiones y Representaciones Sociedad Anónima (the “Company”), we are writing to respond to comments raised in the Staff’s comment letter dated March 25, 2019 (the “Comment Letter”) relating to the above-referenced annual report (the “Annual Report”) of the Company filed on October 23, 2018, pursuant to the Securities Exchange Act of 1934, as amended.

We are providing the following responses to the comments communicated by the Staff in the Comment Letter. For convenient reference, we have reproduced below in bold the text of the comments from the Staff. The responses and information described below are based upon information provided to us by the Company.

Form 20-F for the fiscal year ended June 30, 2018

Item 5. Operating and Financial Review and Prospects

Effects of foreign currency fluctuation, page 115

1. We understand that there have been no observable comparable shopping mall transactions in a number of years, that your shopping mall valuation methodology relies on a number of inputs that are not observable or readily estimable (e.g., long-term Argentine inflation, peso discount rates and peso-dollar forward foreign exchange rates), and that dislocations in the Argentine economy affect your valuation approach; please explain:

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How you considered the reliability of your shopping mall fair value measurements and IAS 40.31 when changing from cost to fair value

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How you determined that shopping mall fair value are reliably measurable on a continuing basis as contemplated in IAS 40.53

In response to the Staff’s comment, the Company respectfully advises the Staff that IAS 40.31 refers to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, which requires that a voluntary change in accounting policy be made only if the change results in the financial statements providing stakeholders reliable and more relevant information.

Management is of the view that the fair value measurement of investment properties that the Company adopted in fiscal year 2017 provides a) reliable information to the financial statement users because that measurement regularly updates the values of the Company’s investment properties in contrast to the historical cost basis that remains unchanged over multiple reporting periods, except for depreciation and impairment adjustments; and b) more relevant information to the financial statement users because this policy presents the Company’s stakeholders a more robust analysis of the Company’s financial performance. As referred to in IAS 40.31, it is highly unlikely that a change from the fair value model to the historical cost model will result in a more relevant presentation of the value of the Company’s investment properties.

When the Company adopted the fair value model, that decision was based on the rebuttable presumption that an entity can reliably measure the fair value of an investment property on a continuing basis, as there is no evidence that the fair value of the investment property will not be reliably measured. Exceptional cases referred to in IAS 40.53 (when an entity first acquires an investment property; when an existing property first becomes an investment property after a change in use; or when measuring the value an investment property under construction) were not applicable for the Company’s existing shopping mall assets at June 30, 2017 (the date the Company set for adoption of the fair value model).

Furthermore, upon changing from the historical cost to fair value measurement, the Company evaluated the reliability of its fair value measurements and concluded that even though this is an accounting estimate that involves a relatively high estimation uncertainty as it is based on significant assumptions, the measurements were reliable at initial recognition and on a continuing basis based on the following factors:

Since there had been no recent observable comparable shopping mall transactions in a number of years, the Company chose an alternative, acceptable methodology to measure fair value. The Company determined that the best estimate of the fair value of the Company’s shopping mall properties was the present value of the expected net cash flows that the shopping mall properties are projected to generate. To that effect, the Company determined that the discounted cash flow (“DCF”) model was a widely accepted methodology by market participants in Argentina to estimate the fair value of real estate properties as well as other non-financial assets that generate future cash flows on a reliable basis.

The Company considered that although the methodology relied on a number of unobservable inputs, management believed that it could obtain those inputs reliably from internally generated analysis and sources, and where possible it maximized the use of relevant observable inputs.

The principal assumptions used and the assessment of their reliability are described below:

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The main economic driver of real growth in shopping mall real rents is GDP growth. The Company’s rental agreements are mainly comprised of a maximum between a fixed monthly rent and a variable amount calculated based on a percentage of sales of each mall tenant. Tenants’ sales are highly correlated to economic growth. The Company evaluated reliable historical external data to arrive at the conclusion that a high correlation exists between historical shopping mall revenue and GDP growth. The more the economy grows, the more consumer spending increases, driving tenants’ sales revenue and by extension the variable amount of rent revenue generated at the Company’s shopping mall properties. Based on external reliable information obtained from a third party economic consultant regarding Argentina’s projected economic growth, which are consistent with IMF and OECD economic projections, the Company was able to project net revenues attributable to each mall property on a reliable basis. Furthermore, the Company determined that it possessed a robust and reliable set of historical EBITDA margin data for each mall property and therefore, was able to capture the specificities of each property into the projected property’s cash flows.

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Given the lack of a relevant long-term peso-denominated interest rate to discount future cash flows, as there is not a relevant market for long-term corporate or sovereign bonds in local currency, it is widely accepted practice by market participants and appraisers in Argentina using a DCF methodology to convert peso-denominated cash flows into US dollars prior to using a US dollar-denominated discount rate. To such extent, the Company determined that it was able to obtain projected US dollar/peso exchange rates on a reliable basis from independent third parties (Estudio Broda, a well-known economic consultant in the Argentine market) for periods up to 30 months. In addition, and in order to assess the reliability of the economic assumption used, the Company validates such projections and the results received from the Company’s external consultant by reference the “Reporte de Expectativas de Mercado” (Report of Market Expectations “REM”) prepared by the Central Bank of Argentina. This report summarizes the main macroeconomic projections for the short and medium term of the Argentine economy (up to 2 years) provided by a survey of local and foreign specialized analysts. The survey is conducted during the last three business days of each calendar month and includes each analysts’ projections of consumer prices, the Peso-U.S. dollar exchange rate, level of economic activity and the result of operations of the non-financial domestic private sector. This is a reliable source of projections related to the main economic variables and it is commonly used by market participants. From 30 months onwards, the Company assumed that the USD / peso exchange rate will vary in line with projected local and US inflation. We believe this is a reasonable assumption market participants would generally use, in the absence of economic data for the long term.

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The Company was able to determine a relevant US dollar discount rate on a reliable basis. Given the lack of a relevant long-term peso-denominated interest rate to discount future cash flows, it is a widely accepted practice by market participants in Argentina using a DCF methodology to use a US-dollar discount rate; which is built up using the US Risk Free Rate as a starting point (an observable input), and then adjusted on the basis of other observable inputs, such as the Argentine Country Risk Premium, the beta, equity risk premium, debt/capital weightings, cost of debt and tax rate.

Lastly, although the Standard does not require entities to determine the fair value of investment properties on the basis of a valuation made by an external expert, the Company validated its valuation methodology and outcome with a third-party valuation report detailed by asset from the local affiliate of Newmark Grubb, a well-known worldwide real estate advisory firm, recognized with relevant professional qualification and who has vast local and international experience in the real estate industry and in the category of the investment property being valued.

We would like to emphasize that we consider that the volatility of the Argentine economy is adequately captured in each update of the valuation model through the adoption of certain relevant figures, such as the Country Risk Premium in Argentina. However, this situation does not undermine our ability to use the fair value measurement on a continuing basis for our investment properties.

2. Your prior response to comment #1 indicates that the fluctuation in shopping mall fair value is primarily attributable to an increase in real rents and a decrease in the discount rate (i.e., reflecting changes in market participant views of shopping mall risk).

● Explain the economic driver of growth in shopping mall real rents.

In response to the Staff’s comment, the Company respectfully advises the Staff that the main economic driver of real growth in shopping mall rents is GDP growth in Argentina, which directly affects tenants’ revenue and therefore the Company’s variable component of rental revenue (as it is generally a percentage of tenant sales). The Company respectfully advises the Staff that the Company evaluated reliable historical external data to determine the existence of a high correlation between historical shopping mall revenue and GDP growth. Also, this assumption is supported by internal data obtained by the Company in respect of the performance of shopping mall sales in the past. Based on the analysis of information from 2006 to date, historical shopping mall revenue shows a high correlation with the evolution of nominal GDP growth.

● Explain why office properties did not experience a similar growth in real rents.

In response to the Staff’s comment, the Company respectfully advises the Staff that the market of premium offices is more tightly related to this market’s vacancy rate, which results from the balance between office market supply and demand.

While office market demand is also impacted by GDP growth (through its impact in employment) office market supply usually responds to demand with a certain lag (usually increases when construction costs are low in USD and the market is showing relatively low vacancy rates).

In Argentina, office rental agreements are denominated in USD for an average term of three years. That means that office cash flows are generated in dollar-terms, thus being less affected by FX fluctuations. As a result, fair value of office properties tend to be more stable in USD, which is why this segment has historically attracted investors who seek to protect value by investing in non-financial assets.

In comparison with other markets where both office and shopping mall rents are transacted in the same currency (and so are affected by FX fluctuations in the same way), cash flows of office properties and shopping malls in Argentina when converted into dollars may have different behaviors in volatile market situations. Shopping mall properties have cash flows that are much more volatile since those cash flows are in pesos and net cash flow is directly related to the current economic activity at each valuation date.

In summary, cash flows of office properties and shopping malls are meaningfully different. Shopping mall business is much more volatile, generates cash flow in Argentine pesos and its net cash flow is directly related to the economic growth, which translates to increased percentage of variable rent that has increased over time. Economic growth impacts demand for office space more slowly and with a lag over time. This is different for retail where the effects of a stronger economy are reflected in rents almost immediately (similarly, the effects of a deteriorating economy show up in the values of shopping malls more rapidly than in office buildings). In addition, office property rental agreements are generally locked for a period of time and there is not the same level of growth or change in office properties from one period to the next and typically no major change in value from period to period.

● Explain why office properties did not experience a similar contraction in discount rates.

In the absence of a stable capital market in Argentina, this sector has traditionally been a local refuge for long term dollarized investors, so in periods of relative instability, cap rates remain relatively low.

Fair value of office properties in Argentina generates a stable cash flow in dollars in a highly volatile economic environment; therefore, implicit discount rates in this segment are much lower than in other businesses. This fact is reflected in market prices of office properties which is the fair value measurement used by the Company for this type of asset.

3. As of June 30, 2016 and 2015, we observe that a financial data aggregator published ARS/USD non-deliverable forward (NDF) rates for periods of 3 and 5 years, respectively; please explain:

·
Why NDF rates are, or are not, relevant to the valuation of your shopping malls.

·
If excluding NDF rates is consistent with IFRS 13 requirement to maximize the use of observable inputs.

·
How the use of NDF rates would affect your fair value measurements

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company evaluated the NDF rates and concluded that they were not relevant to the valuation of the Company’s shopping malls for the following reasons:

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The NDF rates were not always and/or easily accessible to market participants in Argentina due to frequent government-imposed exchange controls in Argentina. Until December 2015, there were exchange controls preventing companies from operating NDF overseas.

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The inability to settle market positions in a foreign account since the Central Bank of Argentina did not authorize wire transfers to settle foreign exchange open positions entered into with a counterparty in a foreign country through an NDF transaction.

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The NDF rates were based on unofficial exchange rates, typically exchange rates transacted in a market considered illegal by governmental authorities in Argentina during times of exchange controls.

The Company acknowledges that IFRS 13 requires companies to maximize the use of observable inputs. However, under certain circumstances, those observable inputs may not be relevant to the underlying fair value. As indicated in the Basis for Conclusions to IFRS 13, observability is not the only criterion applied when selecting the inputs to a valuation technique. The Company concluded that even though there were observable NDF rates, these were not relevant for use in the valuation of its shopping malls portfolio due to the reasons explained above. Notwithstanding the foregoing, the Company - in response to the SEC staff request- estimated that the use of the NDF rates would have reduced the fair value of its shopping mall properties by 3% and 30% as of June 30, 2016 and 2015, respectively. As further described above, the percentage difference for 2015 is significant due to the exchange control restrictions in place at that time – which were described above- and render the use of the NDF rates not relevant for use in the valuation.

4. Your response cites “macroeconomic imbalances” as a driver of shopping mall appreciation; please explain:

● If the effect on the valuation is reflective of a shortcoming of your valuation approach, and why or why not.

In response to the Staff’s comment, the Company respectfully advises the Staff that the macroeconomic assumptions used by the Company in its valuation model were consistent with market participant expectations at each measurement date. Since the performance of the shopping mall business is dependent on those variables, unexpected changes in such variables impact the fair value measurement of shopping mall properties.

Similarly, fair value of financial assets publicly traded in a stock exchange (such as Argentine sovereign debt and equities) have experienced significant changes in the recent past in response to changes in market participants expectations related to the future performance of the Argentine economy.

In summary, the fact that the fair value of an asset (either shopping mall or a financial asset) changes from period to period does not imply that the inputs were unreliable and/or there is a shortcoming in the valuation model used.

● If the effect on shopping mall valuations is the result of inconsistent assumptions (e.g., inconsistencies between the inflation rates used to forecast shopping mall rents, and the inflation rates implicit in the peso-dollar forward rates).

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company included in cash flow projections different assumptions of the economic data prevailing at the valuation date. Economic data (projected inflation and peso-dollar forward rates) were obtained from external sources and are considered observable inputs.

Changes in the expected behavior of these variables from period to period may affect shopping mall valuations and are captured at each measurement date through the update of the inputs used in the valuation model.

● Why those imbalances did not affect office valuations.

As mentioned in the last bullets of point # 2 of this response above, fair value of office properties is not directly responsive to short-term changes in economic variables or market participant expectations on the development of the Argentine economy, but to the offer / demand of leasable office space. In addition, FX fluctuations do not significantly affect office valuations measured in USD since office rents are agreed in USD. A different behavior of inflation and FX does not significantly affect office valuations in USD. Thus, their fair value is much more stable in USD.

5. Your response notes that the risks of each specific shopping mall are captured in your cash flow forecasts for each mall; please explain how your cash flow forecasts capture the specific risks of each mall.

In response to the SEC staff’s comment, the Company respectfully advises the staff that the fair value of each property is assessed separately, taking into account their specific location, market positioning, tenant mix and quality of the property.

Regarding the specific risks, since there is no available external data to estimate a different beta for each property, we decided not to assume a specific discount rate for each shopping center. Nevertheless, it is worth mentioning that we consider there are no significant differences between our shopping malls’ risks since:

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most of our shopping centers, both in the metropolitan area of Buenos Aires and in the rest of the country’s main cities, are placed in premium locations, targeting the higher income populations;

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there are no significant differences amongst the tenant mixes of our different shopping centers, with most of them even sharing the same tenants;

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none of our properties’ rental revenues is tied to a specific anchor tenant with a specific agreement, whose decline might imply a downgrade of the property’s value: and

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all our shopping malls share the same revenue model (our rental income is typically the higher of the amount of the fixed rent and a percentage of the tenants’ sales).

6. How the unadjusted applicable US Sector Spread is reflective of Argentine market participant assumptions.

In response to the SEC staff’s comment, the Company respectfully advises the staff that in the WACC calculation provided by the Company in response to the Staff’s comment #4 of the SEC letter dated November 20, 2018, it considered US sector spread comparable from the US shopping mall industry, which is the reference market for valuation specialists. This WACC calculation is built-up with US assumptions but then is further adjusted by the use of the Argentine Country Risk Premium; which is the most relevant input to adjust assumptions for Argentine specific risks.

Why the US statutory tax rate is reflective of Argentine shopping mall market participant assumptions, and how market participants expectations regarding tax law changes would or would not affect the use of the statutory rate.

The Company respectfully advises the Staff that it is not using the US statutory tax rate; rather the 35% tax rate used in the model to determine the after-tax cost of debt is the effective tax rate prevailing in Argentina at the valuation date.

Why US debt and equity weightings are reflective of Argentine shopping mall market participant assumptions.

In response to the SEC staff’s comment, the Company respectfully advises the staff that in the WACC calculation analyzed by the Company in response to the Staff’s comment #4 of the SEC letter dated November 20, 2018, it considered US debt and equity weightings only for illustration purposes. Nevertheless, in the WACC calculation used in our valuation model, we considered our own debt and equity weighting, reflecting the historical lower indebtedness ratios of Argentina’s blue chip companies. Due to the lack of other public and representative players in our market, we consider the company to be the best proxy available for a segment market participant in Argentina.

Why your WACC estimates are lower than those implied by use US domiciled entity assumptions.

The Company respectfully advises the Staff that the sole purpose for estimating a WACC using US domiciled entities’ data as the starting point was to assess the reasonableness of the discount rate used by the Company in its valuation model by showing that both rates were within the same range. It shall be noted that the discount rate built up on the basis of US domiciled entities’ data has been adjusted to reflect local risk through the use of the country risk premium. Had the country risk premium not been considered, the US domiciled entities’ WACC would have been significantly lower than our WACC.

The main driver of the difference between our WACC estimates and the example of US domiciled entities´ data as starting point was the assumption for the cost of debt. We decided to use the cost of indebtedness for Argentine blue chips companies instead of taking the Argentine sovereign debt cost plus a premium. We think this is more accurate because the sovereign has a track record of debt defaults while, in general, blue chips did not default on their debt commitments with the market or otherwise managed to restructure them before incurring in default.

Therefore, we consider this is the best approach for building up the WACC calculation from the perspective of a market participant in Argentina.

* * *

Please do not hesitate to contact me (212 455-3066) with any questions you may have regarding the above responses.

Very truly yours,

By: /s/ Jaime Mercado

Jaime Mercado

cc:          Matias Gaivironsky

Leonardo Magliocco

Eduardo Loiacono

Mariano Tomatis

David L. Williams